Exhibit 99.1

36Kr Holdings Inc. Announces Changes to Management and Board of Directors

BEIJING, Aug. 9, 2024 /PRNewswire/ -- 36Kr Holdings Inc. ("36Kr" or the "Company" or "We") (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced that Ms. Lin Wei has resigned from her roles as the Company’s Chief Financial Officer and member of the Board of Directors for personal reasons, effective August 9, 2024. Mr. Xiang Li has been appointed as the Company’s new Chief Financial Officer and director, effective immediately.

“Serving at 36Kr over the past few years has been a rewarding experience and a pleasant journey as I grew together with the Company. I look forward to watching 36Kr continue to flourish and achieve new milestones,” said Ms. Wei.

“On behalf of the Board and management, I would like to extend our gratitude to Ms. Wei for her dedication and contributions throughout the years. We wish her the best in her future endeavors,” commented Mr. Dagang Feng, Co-chairman and Chief Executive Officer of 36Kr. “Meanwhile, we are pleased to welcome Mr. Li to our executive team and Board. We are confident that his extensive financial management and capital markets experience and impressive executive capabilities will be invaluable as we move into our next growth phase."

Mr. Li joined 36Kr in 2016 and currently serves as financial director, involved in the Company’s financial reporting and financing activities. He has nearly two decades of experience in finance, serving in various positions at Samsung, CNH Australia, Sony Ericsson, and Smith & Nephew before joining 36Kr. Mr. Li received his Bachelor's degree in Accounting from Nankai University in 2005 and his Master's degree in Finance from Macquarie University in 2016, and is a licensed CPA in Australia.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and the upgrading needs of traditional companies. The Company is supported by a comprehensive database and strong data analytics capabilities. Through diverse service offerings and significant brand influence, the Company is well-positioned to continuously capture the high growth potential of China's New Economy.

For more information, please visit: http://ir.36kr.com.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.
Investor Relations
Tel: +86 (10) 8965-0708
E-mail: ir@36kr.com

Piacente Financial Communications
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail: 36Kr@tpg-ir.com

In the United States:

Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail: 36Kr@tpg-ir.com